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October 21, 2011	Heather Emmel, Esq. + 1 212 310 8849 heather.emmel@weil.com

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Rouse Properties, Inc.

Dear Ladies and Gentlemen:

On behalf of Rouse Properties, Inc., a Delaware corporation (the “Company”), please accept for filing, pursuant to the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-11 (the “Registration Statement”) relating to the distribution at no charge to the holders of its common stock transferable subscription rights to purchase shares of its common stock (the “Rights Offering”).  Please be advised that funds in the amount of $22,920, representing the registration fee for the filing of the Registration Statement, have been previously transferred by electronic wire transfer to the Commission.

Please be advised that with the exception of (i) changes required to comply with Form S-11 requirements instead of Form 10 requirements (ii) information specific to the Rights Offering and (iii) other minor changes to present the information in the prospectus contained in the Registration Statement, to the extent possible, as if General Growth Properties, Inc. (“GGP”) has already completed the spin-off of Rouse to its stockholders, the information contained in Registration Statement is identical to the information contained in Amendment No. 1 to the Form 10 of the Company filed with the Commission on October 14, 2011  (the “Form 10”).  In particular, please be advised that the following sections differ from the Form 10:

•                  Cover of the prospectus;

•                  Questions and Answers About the Rights Offering;

•                  Summary of the Rights Offering;

•                  Capitalization;

•                  Public Market for our Common Stock;

•                  Risk Factors — Risks Related to the Rights Offering;

•                  Use of Proceeds;

•                  The Spin-Off;

•                  The Rights Offering;

•                  Material United States Federal Income Tax Considerations; and

•                  Plan of Distribution.

Please contact the undersigned at (212) 310-8849 with any questions or comments concerning the above or the Registration Statement generally.

Sincerely,

/s/ Heather Emmel